UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the "Company") on November 18, 2015, announcing a conference call to discuss preliminary third quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: November 18, 2015	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRO - Invitation to Q3 2015 Results Conference Call and Webcast

Frontline Ltd.'s preliminary third quarter 2015 results will be released on Tuesday November 24, 2015 and a webcast and conference call will be held at 3:00 p.m. CET (9:00 a.m U.S. Eastern Time). The results presentation will be available for download from the Investor Relation section at www.frontline.bm ahead of the conference call.

In order to attend the conference call you may do one of the following:

a. Webcast
Go to the Investor Relation section at www.frontline.bm and follow the "Webcast" link.

b. Conference Call
PARTICIPANTS DIAL IN TELEPHONE NUMBERS:

International Dial-In/UK Local	+44(0)20 3427 0503
Norway Toll Free	800 56054
UK Toll Free	0800 279 4841
USA Toll Free	1877 280 2342
USA Local	+1212 444 0895
Conference ID	8145275

Participants will be asked for their full name & Conference ID.

A Q&A session will be held after the teleconference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the teleconference/webcast can be downloaded from www.frontline.bm.

REPLAY DETAILS (available for 7 days)
Replay Access Number	8145275
International Dial-In/UK Local	+44 (0)20 3427 0598
Norway Dial-In	+47 2100 0498
USA Local	+1 347 366 9565
National free phone - United Kingdom	0800 358 7735
National free phone - United States of America	1866 932 5017
Participant information required: Full name & company